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Exhibit 99.1

ABER DIAMOND CORPORATION

MATERIAL CHANGE REPORT

1.     REPORTING ISSUER

Aber Diamond Corporation
36 Toronto Street, Suite 1000
Toronto, ON M5C 2C5

2.     DATE OF MATERIAL CHANGE

July 30, 2003

3.     PUBLICATION OF MATERIAL CHANGE

A news release was issued on July 30, 2003 at Toronto, Ontario. A copy of the news release is attached hereto as Schedule "A".

4.     SUMMARY OF MATERIAL CHANGES

Aber Diamond Corporation reported that the bulk sampling of the A-154 North kimberlite pipe on the Diavik Project had yielded a diamond price estimate of US$82 per carat. The operator of the Project, Diavik Diamond Mines Inc. ("DDMI"), is currently undertaking a full revision of the Mine Plan to incorporate this result as well as other potential operational changes. This plan is expected to be completed by year-end.

5.     FULL DESCRIPTION OF MATERIAL CHANGES

See news release attached hereto as Schedule "A".

6.     RELIANCE ON SECTION 75(3) OF THE ACT

Not applicable.

7.     OMITTED INFORMATION

Not applicable.

8.     SENIOR OFFICERS

Inquiries may be directed to Robert A. Gannicott, President and Chief Executive Officer, at:

Aber Diamond Corporation
P.O. Box 4569, Station A
Toronto, Ontario M5W 4T9
Telephone: (416) 362-2237
Fax: (416) 362-2230

9.     STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, Ontario, this 1st day of August, 2003.

(signed) "Lyle R. Hepburn" Lyle R. Hepburn, Secretary

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

SCHEDULE "A"

NEWS RELEASE

Bulk sampling of the A-154 North kimberlite pipe yields a
diamond price estimate of US$ 82 per carat

July 30, 2003 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER) reports that a sample of 11,771 carats of diamonds recovered from the low grade upper section of the A-154 North kimberlite pipe has been valued by WWW International Diamond Consultants Ltd. ("WWW") at a price for the sample of US$82 per carat.

WWW modeling of both the size frequency distribution and the values per size class has produced a value of US$82per carat, within a confidence envelope of +/-13%, at a 95% confidence level. This assumes a bottom cut of 1.0mm square mesh as used in the treatment of the sample, which is the same as the current production from Diavik.

The diamonds were recovered from a total of 19,342 tonnes of kimberlite mineralization extracted by mining the low-grade upper geological unit of the A-154 North kimberlite pipe. This unit is a fine-grained, graded layer of kimberlite ash and lapilli tuff that occupies the upper 40 metres of the pipe. The diamonds recovered have characteristics similar to those seen in the A-154 South production. A comparison of size and value distribution data suggests that these diamonds are generally consistent with those collected from the large diameter drill core samples extracted earlier throughout the A-154 North pipe as part of the pre-feasibility study resource estimation. The overall resource grade of the A-154 North pipe, estimated from the large diameter drilling campaign, is 2.4 carats per tonne with a total of 27.5 million carats being contained within the overall A-154 North resource of 11.5 million tonnes.

Although the A-154 North pipe is within the same open pit area as A-154 South, Aber's Bankable Feasibility Study of April 2000 incorporates only 4.5 million carats of A-154 North from 1.3 million tonnes of probable ore, at a grade of 3.5 carats per tonne, into reserves. This was calculated on the basis of an earlier average price estimate of US$33 per carat on a parcel of only 157 carats of diamonds recovered from the pre-feasibility large diameter drilling campaign. This small sample was not representative in the intermediate sized diamonds, which are the most important contributor to overall price. The operator, Diavik Diamond Mines Inc. ("DDMI") is currently completing the reserve reconciliation for the first pipe, A-154 South. Once this is complete DDMI will revise the mine plan to take account the findings from this work and the bulk sample of A-154 North.

The A-154 South and North kimberlite pipes are two of four orebodies currently included in the Diavik Project, a joint venture between Diavik Diamond Mines inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc., the project operator, is a subsidiary of Rio Tinto plc and Aber Diamond Mines Ltd. a subsidiary of Aber Diamond Corporation.

WWW International Diamond Consultants Ltd. are UK based consultants providing a variety of diamond valuation and market research services for Governments, banks and other corporations on an international basis. They have current market experience with a wide range of Canadian diamond production.

Included in this press release are forward-looking statements which are made in reliance on the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These include statements about management's expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "estimated", "believes", "expecting" or "anticipated" and other similar words. These forward-looking statements by their nature necessarily involve risk and uncertainties that could cause the actual results to differ materially from those contemplated by such statements. Aber considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions may ultimately prove to be incorrect due to certain risks and uncertainties including, without limitation, risks relating to operation of the Diavik Project, world diamond market conditions, environmental considerations and other factors. If any of these risks or uncertainties were to materialize, or if assumptions underlying the forward-looking statements of management were to prove incorrect, actual results of Aber could vary materially from those that are expressed or implied by these forward-looking statements. Aber disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:
Robert A. Gannicott, President and Chief Executive Officer — (416) 362-2237 (ext 225)
Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)

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ABER DIAMOND CORPORATION MATERIAL CHANGE REPORT
SCHEDULE "A"